                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                         ------------------------------


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 2003

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission File Number  1-3215


                         ------------------------------


                                JOHNSON & JOHNSON
                                  SAVINGS PLAN
                            ------------------------
                            (Full title of the Plan)


                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933
           -----------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Item 4.  Financial Statements and Exhibits

         Report of Independent Registered Public Accounting Firm

         Financial Statements:

              Statements of Net Assets Available for Benefits
              As of December 31, 2003 and 2002

              Statement of Changes in Net Assets Available for
              Benefits for the Year Ended December 31, 2003

              Notes to Financial Statements

         Supplemental Schedule*:

              Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003

*Other schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Consent of PricewaterhouseCoopers LLP, dated June 18, 2004

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           JOHNSON & JOHNSON SAVINGS PLAN


                           By:  /s/ R. J. Darretta
                                ------------------
                                R. J. Darretta
                                Chairman, Pension Committee

June 22, 2004

                         JOHNSON & JOHNSON SAVINGS PLAN


                               ------------------




                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                        AS OF DECEMBER 31, 2003 AND 2002
                             AND FOR THE YEAR ENDED
                                DECEMBER 31, 2003

JOHNSON & JOHNSON
SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                                         PAGE(S)
                                                                         -------

Report of Independent Registered Public Accounting Firm ...........        1

Financial Statements:

   Statements of Net Assets Available for Benefits
     As of December 31, 2003 and 2002 .............................        2

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2003 ................        3

   Notes to Financial Statements ..................................     4 - 13

Supplemental Schedule*:

   Schedule H, line 4i - Schedule of Assets (Held at
     End of Year) as of December 31, 2003 .........................       14


* Other schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, the Pension Committee and the Compensation & Benefits Committee of the Johnson & Johnson Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 16, 2004

JOHNSON & JOHNSON
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                      2003            2002
                                                 --------------  --------------

ASSETS

  Interest in Master Trusts, at fair value

    Interest in Johnson & Johnson Pension
      and Savings Plans Master Trust ........    $4,795,819,517  $          --

    Interest in Johnson & Johnson Savings
      Plan Trust ............................                --   3,785,110,898

    Interest in Johnson & Johnson Pension
      Trust Fund ............................                --     377,035,603

  Participant loans .........................        57,570,698      49,655,577
                                                 --------------  --------------

      Total investments .....................     4,853,390,215   4,211,802,078

  Receivables

    Employee contributions ..................        12,019,586              --

    Employer contributions ..................         4,280,247              --

    Due from Johnson & Johnson ..............         1,743,422       2,806,871
                                                 --------------  --------------

        Total receivables ...................        18,043,255       2,806,871
                                                 --------------  --------------

          Total assets ......................     4,871,433,470   4,214,608,949
                                                 ==============  ==============

LIABILITIES

  Accrued interest ..........................         1,179,958       1,853,125

  Accrued expenses ..........................         1,181,473              --

  Current portion of long-term note payable
    to Johnson & Johnson ....................         9,064,538       8,548,156

  Long-term note payable to Johnson &
    Johnson .................................         5,919,055      14,983,593
                                                 --------------  --------------

      Total liabilities .....................        17,345,024      25,384,874
                                                 ==============  ==============

        Net assets available for benefits ...    $4,854,088,446  $4,189,224,075
                                                 ==============  ==============


                       See Notes to Financial Statements.

JOHNSON & JOHNSON
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

INVESTMENT INCOME (LOSS)

  Investment income from interest in Master Trust

    Net appreciation in fair value of investments ...........    $  307,926,456

    Investment income

      Interest ..............................................        53,604,340

      Dividends .............................................        47,975,105

  Contributions

    Employee contributions ..................................       359,978,556

    Employer contributions ..................................        90,169,784

  Asset transfers due to acquisitions .......................         3,158,627
                                                                 --------------

      Total Additions .......................................       862,812,868
                                                                 --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

  Benefits paid to participants .............................       187,817,557

  Interest expense ..........................................         1,444,690

  Administrative expenses ...................................         6,941,224

  Employee Stock Ownership Plan transfers ...................         1,745,026
                                                                 --------------

    Total deductions ........................................       197,948,497
                                                                 --------------

      Net increase ..........................................       664,864,371
                                                                 --------------

NET ASSETS AVAILABLE FOR BENEFITS

  Beginning of year .........................................     4,189,224,075
                                                                 --------------

  End of year ...............................................    $4,854,088,446
                                                                 ==============


                       See Notes to Financial Statements.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         GENERAL

         The Johnson & Johnson Savings Plan (the "Plan") is a participant directed defined contribution plan which was established on June 1, 1982 for eligible salaried and non-union hourly employees of Johnson & Johnson ("J&J" or the "Company") and certain domestic subsidiaries. The Plan was designed to enhance the existing retirement program of eligible employees. The funding of the Plan is made through employee and Company contributions. The assets of the Plan were maintained in the Johnson & Johnson Savings Plan Trust and the Johnson & Johnson Pension Trust Fund, and transactions therein were executed by the trustee, State Street Trust Company ("State Street" or "Trustee"). The Plan's interests in the Savings Plan Trust and the Pension Trust Fund were allocated to the Plan based upon the total of each participant's share in the Master Trust accounts. As of January 1, 2003, the Johnson & Johnson Savings Plan Trust and Johnson & Johnson Pension Trust Fund merged to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust (the "Trust"). The Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust is allocated to the Plan based upon the total of each participant's share in the Trust.

         This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

         EMPLOYEE STOCK OWNERSHIP PLAN

         Effective January 1, 1991, the Company implemented a Leveraged Employee Stock Ownership Plan ("ESOP") to enhance its existing 401(k) plan. The ESOP is a leveraged employee stock ownership plan and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The ESOP is used to fund an additional 25% company match of employee contributions (referred to herein as the "ESOP contribution"). Additionally, the Company may elect to fund the employer 50% match of employee directed contributions with ESOP leveraged shares.

         Initial funding for the ESOP was made through an advance from J&J of $100 million, which was used to purchase 1,554,800 shares of J&J common stock on the open market (which equates to 12,438,400 shares when adjusted for subsequent stock splits) (See Note 8). Of these shares, 465,624 and 1,217,133 (adjusted for stock splits) remain unallocated as of December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, the net assets of the unallocated portion are $8,414,076 and $51,194,395, respectively, while the net assets of the allocated portion are $449,559,196 and $446,341,354, respectively. Shares are allocated to Plan participants under a formula set forth in the ESOP note agreement relating to the advance from J&J.

         Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Company is entitled to exercise voting rights attributable to unallocated shares.

         CONTRIBUTIONS

         In general, full-time salaried employees and certain non-union hourly, part-time and temporary employees can contribute to the Plan, as there is no service requirement for employee contributions.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants. Participating employees may contribute a minimum of 3% up to a maximum of 35% of eligible pay, as defined by the Plan. Contributions can be pre-tax, post-tax or a combination of both. Pre-tax contributions may not exceed the smaller of (i) 35% of a participant's base salary or
         (ii) $12,000 for 2003 or $11,000 for 2002. The maximum contributions to a participant's account, including participant pre-tax and post-tax contributions and the employer match is $40,000 for 2003 and 2002.

         Effective July 1, 2002, participants age 50 and over are eligible to contribute extra pre-tax contributions above the annual IRS limitations up to $2,000 in 2003 and $1,000 in 2002. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax and post-tax contribution percentages that participants have elected.

         After one year of service, participants receive an employer matching contribution equal to 75% of the first 6% of a participant's contributions. The Company match is composed of cash (50%) and shares of Johnson & Johnson common stock (25%), defined as the ESOP contribution.

         All contributions, with the exception of the ESOP contribution, are invested in any of the nine investment funds as selected by the participating employees. Beginning in April of 2002, participants have the option to elect that the Company stock matching contribution be made as a cash contribution thus being diversified from ESOP into any of the other investment funds chosen by the participant. ESOP shares are released from the unallocated portion of the ESOP each February following the payment of the loan (see Note 8), in accordance with the ESOP Trust Agreement. Shares released, in accordance with the ESOP note agreement, may be more or less than shares allocated to participants.

         INVESTMENTS

         Participants may invest in one or more of the nine investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee and Company matching contributions. Rollover contributions are invested at the election of the participant.

         Beginning in 2002, participants may transfer all or a portion of their accumulated Company stock contribution into the Plan's other investment funds.

         In the third quarter of 1998, Johnson & Johnson incorporated a "dividend pass-through" feature into the Plan. Up through 2001, the pass-through was distributed to each participant via check. Effective January 1, 2002, dividends are automatically reinvested in the J&J Stock Fund unless specific elections are made to receive payment via check. For participants who had their dividends reinvested in the J&J Stock Fund, they had an opportunity in early 2002 to receive those 2001 dividends in cash. The eligibility to receive a dividend pass-through is contingent on the ownership of shares in the Johnson & Johnson Stock Fund, which does not include shares owned in the Employee Stock Ownership Plan Fund. The 2003 dividend pass-through amount paid to participants of $2,149,902 is reflected as benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.

         All other dividend and interest income is reinvested by the Trustee.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         VESTING

         A participant's interest in their account, including participant contributions, Company contributions and earnings thereon, will be at all times fully vested. As a result, there are no forfeitures under the Plan.

         PAYMENT OF BENEFITS

         Benefits are paid to participants upon termination of employment, long-term disability or retirement. Participants can elect to defer payment until age 70 1/2 if account balances are greater than $5,000. Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly, or annual basis. Installment payments are made over a period of years selected by the participant.

         A participant's account may be distributed to their beneficiaries in lump sum, in installments or maintained in the Trust upon the participant's death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum.

         Participants are allowed to withdraw an amount equal to their pre-August 1, 2003 post-tax contributions and earnings thereon, and after August 1, 2003 unmatched post-tax contributions by the employee and earnings thereon at any time. Participants may withdraw pre-tax contributions, post-tax matched contributions, and the employer match after August 1, 2003, only upon meeting certain hardship conditions. The benefits to which participants are entitled is the amount provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant's account balance. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

         ADMINISTRATIVE EXPENSES

         All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

         PARTICIPANT LOANS

         Participants may borrow up to a maximum of 50% of their account balance. The minimum loan amount is $1,000 and the maximum amount of outstanding loans cannot exceed $50,000. Loans bear an interest rate of prime plus 1%, are repayable within one to five years and are secured by the balance in the participant's account. Principal and interest is paid ratably through payroll deductions for active employees. Loans must be paid within two months following retirement or termination of employment with the Company. If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant's account balance and reported to the IRS as a distribution.

         TERMINATION

         Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's interest in the Trust in 2003 and the Savings Plan Trust and the Pension Trust Fund in 2002 is stated at fair value. Generally, they represent securities traded on a national securities exchange, which are valued at the last reported sales price on the last business day of the year. Benefit responsive guaranteed and synthetic investment contracts are recorded at contract value, which approximates fair value (Note 6).

         As the investment funds contain various underlying assets such as stock and short-term investments, the participant's account balance is reported in units of participation, which allows for immediate transfers in and out of the fund. The purchase or redemption price of the units is determined by the trustee, based on the current market value of the underlying assets of the funds. The fund's net asset value is the value of a single unit, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

         Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

         NET APPRECIATION (DEPRECIATION)

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments held in the Master Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         USE OF ESTIMATES

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         RISK AND UNCERTAINTIES

         The Plan provides for various investment options in funds, which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.       INVESTMENTS

         The following investments are those in the Master Trust which represent 5% or more of the Plan's net assets.

                                                       AS OF  DECEMBER 31,
                                                 -------------------------------
                                                       2003            2002
                                                 --------------   --------------

         Johnson & Johnson Stock Fund .........  $1,432,335,221   $1,568,857,008

         Diversified Equity Fund ..............   1,070,568,713      689,385,756

         Fixed Interest Fund ..................     943,616,817      883,842,038

         Employee Stock Ownership Plan Trust
           Fund* ..............................     457,973,272      497,535,749

         Balanced Fund ........................     341,967,570      226,840,071


         *Non-participant directed (See Note 4)

         The Plan's investments include gains and losses on investments bought and sold as well as held during the year which are reflected in its interest in the Master Trust. These investments appreciated/(depreciated) in value during 2003 as follows:


         Equities .........................................  $330,635,563

         Bonds ............................................     5,262,603

         J&J common stock .................................   (80,859,453)

         Other ............................................    52,887,743
                                                             ------------

           Net appreciation ...............................  $307,926,456
                                                             ============

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       NON-PARTICIPANT DIRECTED INVESTMENTS

         The ESOP includes participant directed and non-participant directed investments. Information about the ESOP's net assets and the significant components of the changes in net assets of this fund is as follows:


                                           AS OF DECEMBER 31,
                                     2003                       2002
                          -------------------------  -------------------------

                            Allocated   Unallocated   Allocated    Unallocated
                          ------------  -----------  ------------  -----------
         Net assets

           J&J common
             stock        $449,559,196   $8,414,076  $446,341,354  $51,194,395
                          ============   ==========  ============  ===========

                                                          FOR THE YEAR ENDED
                                                           DECEMBER 31, 2003
                                                        -----------------------
                                                        ALLOCATED   UNALLOCATED
                                                        ---------   -----------

         Changes in net assets

           Employer contributions ..............              --   $  1,743,422

           Investment income ..................        7,198,120      1,448,469

           Net depreciation in fair value .....       24,988,566    (44,296,250)

           Benefits paid to participants ......      (14,670,990)            --

           Transfers to participant-directed
             investments ......................      (14,297,854)      (231,270)

           Interest expense ...................               --     (1,444,690)
                                                    ------------   ------------

                                                    $  3,217,842   $(42,780,319)
                                                    ============   ============



5.      INVESTMENTS IN PLAN MASTER TRUSTS

         Effective January 1, 2003, the Johnson & Johnson Savings Plan Trust merged with the Johnson & Johnson Pension Trust Fund to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust. The Plan holds approximately 52.71% of the Trust's net assets as of December 31, 2003.

         As of December 31, 2002 the investments in the U.S. Government Securities, Fixed Interest, J&J Stock, Diversified Equity, Small Cap, Russell 3000 and ESOP Funds were included in the Savings Plan Trust. The Plan held approximately 99.08% of the Savings Plan Trust's net assets as of December 31, 2002.

         As of December 31, 2002, the investments in the Intermediate Bond, Balanced, and International Equity Funds were included in the Pension Trust Fund. The Plan held approximately 10.2% of the Fund's net assets as of December 31, 2002.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Net assets, income, and expenses are allocated to the Plan based on the total of each participant's share in the respective trust.

                                                AS OF DECEMBER 31,
                                ------------------------------------------------
                                     2003             2002              2002
                                   PENSION &        SAVINGS           PENSION
                                 SAVINGS PLANS        PLAN             TRUST
                                 MASTER TRUST         TRUST             FUND
                                --------------   --------------   --------------
         Investments at
           fair value

          Short term
            investment
            funds .........    $  251,872,480   $   46,899,619   $  538,889,775

          U.S. Government
            and Agency
            securities ....       688,955,151       50,232,862      357,318,806

          Corporate debt ..       305,698,696        7,109,175      307,506,360

          Preferred
            stocks ........        10,536,822            --          10,450,249

          J&J common
            stock .........     4,890,705,529    2,673,806,548    1,477,495,733

          Other equities ..     2,074,484,099      166,832,677    1,128,435,886

         Investments at
           contract value

           Deposits in
             group annuity
             contracts and
             synthetics ...       924,152,802      872,124,535         --
                               --------------   --------------   --------------

           Total Master
             Trust
             investments ..     9,146,405,579    3,817,005,416    3,820,096,809

         Receivables ......       179,120,628        5,456,869      138,929,799

         Liabilities ......      (230,499,957)      (2,143,681)    (246,197,215)
                               --------------   --------------   --------------
           Net assets
             held in Master
             Trust, at fair
             value ........    $9,095,026,250   $3,820,318,604   $3,712,829,393
                               ==============   ==============   ==============

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The net investment income/(loss) of the Pension and Savings Plans Master Trust was composed of the following:

                                                                 FOR THE
                                                                YEAR ENDED
                                                                DECEMBER 31,
                                                                   2003
                                                               ------------
Net appreciation/(depreciation) in fair value of investments

 Short term investment funds...............................    $    356,879

 U.S. Government and Agency securities.....................      (3,648,217)

 Corporate debt............................................      36,792,741

 Preferred Stocks..........................................       2,107,744

 J&J common stock..........................................     536,529,673

 Equities and other........................................     410,093,798
                                                             --------------

                                                                982,232,618
                                                             --------------

Interest...................................................   $  78,096,556

Dividends..................................................     101,605,984
                                                             --------------

   Net Investment Gain.....................................   1,161,935,158
                                                             ==============


6.       GUARANTEED AND SYNTHETIC INVESTMENT CONTRACTS

         The Trust holds investments in guaranteed and synthetic investment contracts as part of the Fixed Interest Fund. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

         The average yield of the Fixed Interest Fund was approximately 4.86% and 5.71% for 2003 and 2002, respectively. The crediting interest rate was approximately 4.96% for 2003 and 5.80% for 2002. The crediting interest rate of the Fixed Interest Fund is the annual return of the fund before plan expenses, while the average yield includes administrative expenses. The crediting interest rate for the investment contracts is either agreed to in advance with the issuer or varies based on an agreed to formula, but cannot be less than zero. The fair value of guaranteed and synthetic investment contracts at December 31, 2003 and 2002 was $924,152,802 and $872,124,535, respectively, in the aggregate.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

8.       INDEBTEDNESS AND RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by State Street Global Advisors ("State Street"). State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

         The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

         In connection with the formation of the Plan's ESOP feature, the Plan borrowed $100 million from Johnson & Johnson for the purpose of purchasing J&J common stock. The note bears interest at 9% and is payable through February 15, 2005. The Company is obligated to make contributions in cash to the ESOP which, when aggregated with the ESOP's dividends and interest earnings, equal the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on the term loan.

         Aggregate principal maturities for the next two years are as follows:


             2004 ....................................    $ 9,064,538

             2005 ....................................      5,919,055
                                                          -----------

                                                          $14,983,593
                                                          ===========


         In the event of Plan termination or of termination of the ESOP portion of the Plan, any unallocated shares shall be sold to the Company or on the open market. The proceeds of such sale shall be used to satisfy the outstanding principal and interest. The Company has no rights on the allocated ESOP shares.

9.       ASSETS TRANSFERS

         In July 2003, the assets of the Inverness Medical Technology Plan were transferred into the Plan. In November 2003, the assets of the TERAMed Inc. 401(k) Retirement Plan were transferred into the Plan. In December 2003, the assets of the Virco Labs Inc. 401(k) Plan, Micro Typing Systems, Inc. 401(k) Plan and GynoPharma Inc. 401(k) Plan were transferred into the Plan.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                          DECEMBER 31,
                                                -------------------------------
                                                      2003            2002
                                                --------------   --------------

         Net assets available for benefits
           per the financial statements .....   $4,854,088,446   $4,189,224,075

         Amounts allocated to withdrawing
           participants .....................       (1,214,681)        (503,822)
                                                --------------   --------------
         Net assets available for benefits
           per the Form 5500 ................   $4,852,873,765   $4,188,720,253
                                                ==============   ==============


                                                                  YEAR ENDED
                                                              DECEMBER 31, 2003
                                                              -----------------

         Benefits paid to participants per the
           financial statements ...........................      $187,817,557

         Add: Amounts allocated to withdrawing
           participants at December 31, 2003 ..............         1,214,681

         Less: Amounts allocated to withdrawing
           participants at December 31, 2002 ..............          (503,822)
                                                                 ------------

         Benefits paid to participants per the Form 5500 ..      $188,528,416
                                                                 ============


         Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2003 and 2002 but not yet paid as of that date.

JOHNSON & JOHNSON
SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                DESCRIPTION OF INVESTMENT
                                 INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER,   RATE OF INTEREST, COLLATERAL            CURRENT
 LESSOR, OR SIMILAR PARTY         PAR OR MATURITY VALUE        COST     VALUE
----------------------------   ----------------------------    ----    -------

*Participant loans              Interest rate is prime rate     --    57,570,698
                                  plus one percent
                                Maturities ranging from
                                  2004-2008


* Represents parties-in-interest transactions.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-40294) of Johnson & Johnson of our report dated June 16, 2004 relating to the financial statements and financial statement schedule of the Johnson & Johnson Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 18, 2004